UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On October 19, 2023, Marti Technologies, Inc. (the “Company”) issued a press release announcing that Erdem Selim has stepped down from his position as Chief Financial Officer of the Company, effective October 17, 2023. The Company also announced that the Board appointed Cem Yasar Ozey as the new Chief Financial Officer of the Company, effective October 18, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: October 19, 2023	By:	/s/ Alper Öktem
Name: Alper Öktem
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Marti Technologies, Inc., dated October 19, 2023.